UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on February 15, 2024: EuroDry Ltd. Reports Results for the Year and Quarter Ended December 31, 2023.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: February 16, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Year and Quarter Ended December 31, 2023

Maroussi, Athens, Greece – February 15, 2024– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and twelve-month periods ended December 31, 2023.

Fourth Quarter 2023 Highlights:

•

Total net revenues of $15.9 million.

•

Net income attributable to controlling shareholders, of $0.3 million or $0.13 earnings per share basic and diluted.

•

Adjusted net income1 attributable to controlling shareholders, for the quarter of $1.9 million, or, $0.71 and $0.70 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $6.6 million.

•

An average of 12.2 vessels were owned and operated during the fourth quarter of 2023 earning an average time charter equivalent rate of $14,570 per day.

•

As of February 15, 2023, we had repurchased 273,120 shares of our common stock in the open market for $4.1 million, under our share repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net income / (loss) and Adjusted earnings / (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Full Year 2023 Highlights:

•

Total net revenues of $47.6 million.

•

Net loss attributable to controlling shareholders, of $2.9 million, or $1.05 loss per share basic and diluted.

•

Adjusted net income1 attributable to controlling shareholders, for the period was $0.3 million or $0.12 adjusted earnings per share basic and diluted.

•

Adjusted EBITDA1 was $14.6 million.

•

An average of 10.6 vessels were owned and operated during the twelve months of 2023 earning an average time charter equivalent rate of $12,528 per day.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the fourth quarter of 2023, average charter earnings for our vessels continued increasing peaking up in the middle of December but then giving up most of their gains by early February. Time charter rates, after softening a bit in the beginning of the quarter, held their levels and have continued increasing modestly since. These rate developments partly reflect seasonal patterns and, partly, reduced throughput of the Panama Canal and Suez Canal, due to climate related reasons in the former case and hostilities in the area in the latter, that have resulted in longer voyages for some shipments.

“While we believe that the near-term outlook will depend on the development of the situation of the two canals and current geopolitical conflicts and wars, a key area to watch remains China and its potential to drive demand growth, given the challenges in the property sector and sensitivity to government coal policy. Furthermore, the pace that inflation gets under control and interest rates ease should affect economic growth and, thus, trade growth. Against this demand picture, the low expected growth of the drybulk fleet provides a credible argument for strong drybulk charter rates over the next two to three years. The drybulk orderbook expressed as a ratio to existing fleet has been at historically low levels for more than three years leading in a significant underbuilding of the drybulk fleet. This combined with the effect of the greenhouse gas emission regulations that will very likely result in slower steaming and might even prevent some vessels from continuing to trade, should ensure a very limited fleet growth.

“We continue to monitor the market for accretive investment opportunities while at the same time use our share repurchase program, as our shares trade below our net asset value, as a means of returning funds to our shareholders focusing on maximizing our overall returns.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the fourth quarter of 2023 remained at the levels of the same period of 2022. This is a result of the 12.7% lower rates our vessels earned during the quarter despite the increased average number of vessels owned and operated in the last quarter of 2023 compared to same period of last year.

“Total daily vessel operating expenses, including management fees, averaged $6,239 per vessel per day during the fourth quarter of 2023 as compared to $6,038 per vessel per day for the same quarter of last year. The increase is primarily attributable to inflationary increases in 2023 compared to the corresponding period in 2022. General and administrative expenses averaged $1,101 per vessel per day during the fourth quarter of 2023 as compared to $997 per vessel per day for the same quarter of last year and $897 per vessel per day for the twelve months of 2023 as compared to $811 per vessel per day for the same period of 2022. The increase in the three and twelve months period is mainly due to additional costs incurred in relation to the previously announced formation of a joint venture of the entities owning the M/V Christos K and M/V Maria, partly offset by the higher number of vessels we operated during the two periods of 2023 as compared to 2022.

“Adjusted EBITDA during the fourth quarter of 2023 was $6.6 million versus $7.3 million in the fourth quarter of last year. As of December 31, 2023, our outstanding debt (excluding the unamortized loan fees) was $104.8 million, while unrestricted and restricted cash was $14.1 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $18.1 million (excluding the unamortized loan fees).”

Fourth Quarter 2023 Results:

For the fourth quarter of 2023, the Company reported total net revenues of $15.9 million representing a 5.2% increase over total net revenues of $15.1 million during the fourth quarter of 2022. This was the result of the higher number of vessels owned and operated in the fourth quarter of 2023 compared to the same period of 2022, partly offset by the lower time charter rates our vessels earned in the fourth quarter of 2023 compared to the same period of 2022. On average, 12.2 vessels were owned and operated during the fourth quarter of 2023 earning an average time charter equivalent rate of $14,570 per day compared to 10.1 vessels in the same period of 2022 earning on average $16,689 per day.

The Company reported a net loss for the period of $0.03 million and a net income attributable to controlling shareholders for the period of $0.3 million, as compared to a net income and a net income attributable to controlling shareholders of $6.3 million for the same period of 2022. The net loss attributable to the non-controlling interest of  $0.37 million in the  fourth quarter of 2023 represents the loss attributable to the 39% ownership of the  entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”)  (the “Joint Venture”).

For the fourth quarter of 2023, voyage expenses, net amounted to $0.6 million as compared to voyage expenses of $0.8 million in the same period of 2022. Vessel operating expenses were $6.1 million for the fourth quarter of 2023 as compared to $4.9 million for the same period of 2022. The increase is mainly attributable to the increased number of vessels operating in the fourth quarter of 2023 compared to the corresponding period in 2022 as well as inflationary increases between the two periods. Depreciation expense for the fourth quarter of 2023 amounted to $3.2 million, as compared to $2.6 million for the same period of 2022. This increase is due to the higher number of vessels operating in the fourth quarter of 2023 as compared to the same period of 2022. Related party management fees for the fourth quarter of 2023 increased to $1.0 million from $0.7 million for the same period of 2022 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing the daily vessel management fee from 720 Euros to 775 Euros, as well as the increased number of vessels operating in the fourth quarter of 2023 compared to the corresponding period in 2022, partly offset by the favorable movement of the euro/dollar exchange rate. General and administrative expenses for the fourth quarter of 2023 were $1.2 million compared to $0.9 million of the fourth quarter of 2022. The increase is mainly attributable to an additional cost of $0.44 million that was incurred during the last quarter of 2023 in relation to the formation of the Joint Venture. During the fourth quarter of 2023, none of our vessels underwent drydocking. The total cost for the quarter of $0.5 million relates to drydocking expenses incurred in relation to upcoming drydockings. During the fourth quarter of 2022, one of our vessels completed her special survey with drydocking, which has commenced in the third quarter of 2022, for a drydocking cost for the quarter of $0.4 million.

Interest and other financing costs for the fourth quarter of 2023 increased to $2.0 million as compared to $1.5 million for the same period of 2022. Interest expense during the fourth quarter of 2023 was higher mainly due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.  For the three months ended December 31, 2023, the Company recognized a loss on an interest rate swap of $0.25 million and a loss on forward freight agreement (“FFA”) contracts of $1.3 million, as compared to a gain on four interest rate swaps of $0.1 million and a gain on FFA contracts of $0.04 million for the same period of 2022.

Adjusted EBITDA for the fourth quarter of 2023 was $6.6 million compared to $7.3 million achieved during the fourth quarter of 2022.

Basic and diluted earnings per share attributable to the Company for the fourth quarter of 2023 was $0.13 calculated on 2,731,088 basic and 2,760,685 diluted weighted average number of shares outstanding, compared to $2.21 basic and $2.20 diluted calculated on 2,833,440 basic and 2,853,273 diluted weighted average number of shares outstanding for the fourth quarter of 2022.

Excluding the effect on the net income attributable to controlling shareholders for the quarter of the unrealized (gain) / loss on derivatives and the gain on sale of vessel (if any), the adjusted earnings per share for the quarter ended December 31, 2023 would have been $0.71 basic and $0.70 diluted, compared to adjusted earnings of $1.18 per share basic and diluted for the quarter ended December 31, 2022. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Full Year 2023 Results:

For the full year of 2023, the Company reported total net revenues of $47.6 million representing a 32.2% decrease over total net revenues of $70.2 million during the twelve months of 2022, as a result of the lower time charter rates earned by our vessels in the twelve months of 2023 compared to the same period of 2022. On average, 10.6 vessels were owned and operated during the twelve months of 2023 earning an average time charter equivalent rate of $12,528 per day compared to 10.4 vessels in the same period of 2022 earning on average $21,304 per day.

The Company reported a net loss for the period of $3.3 million and a net loss attributable to controlling shareholders of $2.9 million, as compared to a net income and a net income attributable to controlling shareholders of $33.5 million, for the same period of 2022. The net loss attributable to the non-controlling interest of $0.37 million in 2023 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP investors.

For the twelve months of 2023, voyage expenses, net, were $4.0 million and mainly relate to expenses incurred by one of our vessels while employed under a voyage charter, vessels repositioning between charters and expenses during the detention of one of our vessels in Corpus Christi. For the same period of 2022, a gain on bunkers resulted in positive voyage expenses of $2.0 million. Vessel operating expenses were $20.9 million for the twelve months of 2023 as compared to $19.3 million for the same period of 2022. The increase is attributable to the increased number of vessels operating in 2023 compared to the corresponding period in 2022, as well inflationary increases between the two periods. Related party management fees for the year of 2023 were increased to $3.3 million from $3.0 million for the same period of 2022 as a result of an adjustment for inflation in the daily vessel management fee, effective from January 1, 2023, increasing the daily vessel management fee from 720 Euros to 775 Euros, partly offset by the favorable movement of the euro/dollar exchange rate. Depreciation expense for the twelve months of 2023 was $11.0 million compared to $10.8 million during the same period of 2022, mainly due to the higher number of vessels operating in 2023.

In the twelve months of 2023, three of our vessels completed their special or intermediate survey with drydocking and one vessel passed her intermediate survey in water (in lieu of drydock), for a total cost of $3.4 million, while five vessels underwent special survey and one vessel passed her intermediate survey in water (in lieu of drydock) for a total cost of $4.8 million in the twelve months of 2022. General and administrative expenses during the twelve months of 2023 were $3.5 million compared to $3.1 million during the same period in 2022. The increase is attributable to an additional cost of $0.44 million that was incurred during the last quarter of 2023 in relation to the formation of the Joint Venture. On September 8, 2022, the Company agreed to sell M/V Pantelis, a 74,020 dwt drybulk vessel, built in 2000, for approximately $9.7 million, resulting in a gain on sale of $2.9 million. The vessel was delivered to her new owners, an unaffiliated party, on October 17, 2022. Finally, in the twelve months of 2023, we recorded a provision of $0.5 million for anticipated costs related to the detention of one of our vessels in Corpus Christi presented as other operating loss.

Interest and other financing costs for the twelve months of 2023 amounted to $6.5 million compared to $3.9 million the same period of 2022. Interest expense for the period was higher due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year. For the twelve months ended December 31, 2023, the Company recognized a $1.9 million unrealized loss and a $1.9 million realized gain on interest rate swaps, as well as a 1.3 million unrealized loss and a $2.5 million realized gain on FFA contracts as compared to a $2.2 million unrealized gain and a $0.1 million realized loss on five interest rate swaps and a $0.04 million unrealized gain and a $1.1 million realized gain on FFA contracts for the same period of 2022. Interest income for 2023 amounted to $0.9 million compared to marginal interest income for the same period of 2022. The increase of interest income is attributable to both higher interest rates earned and higher cash balances maintained during the twelve months of 2023 compared to the corresponding period in 2022.

Adjusted EBITDA for the twelve months of 2023 was $14.6 million compared to $43.2 million achieved during the twelve months of 2022.

Basic and diluted loss per share attributable to controlling shareholders for the twelve months of 2023 was $1.05, calculated on 2,763,121 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share attributable to controlling shareholders of $11.66, calculated on 2,876,320 basic and $11.61, calculated on 2,889,991 diluted weighted average number of shares outstanding, for the same period of 2022.

Excluding the effect on the net income / (loss) attributable to controlling shareholders for the year of the unrealized (gain) / loss on derivatives and the gain on sale of vessel (if any), the adjusted earnings for the year ended December 31, 2023 would have been $0.12 per share basic and diluted, compared to adjusted earnings per share of $9.90 basic and $9.85 diluted for the same period of 2022. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Mar-24	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Feb-24	$22,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Mar-24	$8,400
YANNIS PITTAS	Ultramax	63,177	2014	TC until Mar-24	$7,750
MARIA***	Ultramax	63,153	2015	TC until Feb-24	$6,750
GOOD HEART	Ultramax	62,996	2014	TC until Feb-24	$20,250
MOLYVOS LUCK	Supramax	57,924	2014	TC until Feb-24	$8,000
EIRINI P	Panamax	76,466	2004	TC until Mar-24	$15,850 plus a Gross Ballast Bonus of $585,000
SANTA CRUZ	Panamax	76,440	2005	TC until Mar-24	$16,600 plus a Gross Ballast Bonus of $650,000
STARLIGHT	Panamax	75,845	2004	TC until Mar-24	$12,500
TASOS	Panamax	75,100	2000	TC until Apr-24	$12,500
BLESSED LUCK	Panamax	76,704	2004	TC until Mar-24	$8,500
Total Dry Bulk Vessels	13	918,502

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

Summary Fleet Data:

	3 months, ended December 31, 2022	3 months, ended December 31, 2023	12 months, ended December 31, 2022	12 months, ended December 31, 2023
FLEET DATA
Average number of vessels (1)	10.1	12.2	10.4	10.6
Calendar days for fleet (2)	935.6	1,125.9	3,788.6	3,855.9
Scheduled off-hire days incl. laid-up (3)	19.5	-	161.3	69.7
Available days for fleet (4) = (2) - (3)	916.1	1,125.9	3,627.3	3,786.2
Commercial off-hire days (5)	-	-	6.1	22.8
Operational off-hire days (6)	2.9	5.9	25.9	56.4
Voyage days for fleet (7) = (4) - (5) - (6)	913.2	1,120.0	3,595.3	3,707.0
Fleet utilization (8) = (7) / (4)	99.7%	99.5%	99.1%	97.9%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.8%	99.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.7%	99.5%	99.3%	98.5%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	16,689	14,570	21,304	12,528
Vessel operating expenses excl. drydocking expenses (12)	6,038	6,239	5,887	6,269
General and administrative expenses (13)	997	1,101	811	897
Total vessel operating expenses (14)	7,035	7,340	6,698	7,166
Drydocking expenses (15)	430	413	1,271	883

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, February 16, 2024 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13744570. Click here for additional participant international Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the EuroDry website (www.eurodry.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Fourth Quarter 2023 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2022	2023	2022	2023

Revenues
Time charter revenue	16,081,592	16,869,755	74,569,867	47,824,857
Voyage charter revenue	-	-	-	2,609,775
Commissions	(964,673)	(970,971)	(4,386,498)	(2,842,708)
Net revenues	15,116,919	15,898,784	70,183,369	47,591,924

Operating expenses
Voyage expenses, net	841,577	550,931	(2,025,120)	3,993,031
Vessel operating expenses	4,899,484	6,072,451	19,333,898	20,893,002
Drydocking expenses	402,307	465,242	4,816,558	3,404,323
Vessel depreciation	2,574,285	3,236,161	10,757,177	10,966,621
Related party management fees	749,892	951,896	2,968,073	3,281,361
General and administrative expenses	932,354	1,240,061	3,072,583	3,459,943
Net gain on sale of vessel	(2,856,525)	-	(2,856,525)	-
Other operating loss	-	-	-	500,000
Total Operating expenses	(7,543,374)	(12,516,742)	(36,066,644)	(46,498,281)

Operating income	7,573,545	3,382,042	34,116,725	1,093,643

Other income / (expenses)
Interest and other financing costs	(1,481,507)	(2,038,584)	(3,853,047)	(6,486,814)
Gain / (loss) on derivatives, net	140,008	(1,535,127)	3,189,610	1,218,375
Foreign exchange (loss) / gain	(8,342)	1,271	43,085	(5,794)
Interest income	44,682	164,036	46,298	897,618
Other expenses, net	(1,305,159)	(3,408,404)	(574,054)	(4,376,615)
Net income / (loss)	6,268,386	(26,362)	33,542,671	(3,282,972)
Net loss attributable to the non-controlling interest	-	374,068	-	374,068
Net income / (loss) attributable to controlling shareholders	6,268,386	347,706	33,542,671	(2,908,904)
Earnings / (loss) per share, basic	2.21	0.13	11.66	(1.05)
Weighted average number of shares, basic	2,833,440	2,731,088	2,876,320	2,763,121
Earnings / (loss) per share, diluted	2.20	0.13	11.61	(1.05)
Weighted average number of shares, diluted	2,853,273	2,760,685	2,889,991	2,763,121

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2022	December 31, 2023

ASSETS
Current Assets:
Cash and cash equivalents	34,042,150	8,002,024
Trade accounts receivable, net	7,147,833	6,740,606
Other receivables	346,066	2,127,266
Inventories	1,057,652	4,117,663
Restricted cash	1,195,863	2,797,569
Prepaid expenses	249,024	243,380
Derivatives	1,437,398	196,627
Due from related companies	2,416,180	-
Total current assets	47,892,166	24,225,135

Fixed assets:
Vessels, net	149,022,023	203,528,116
Long-term assets:
Derivatives	705,970	-
Restricted cash	1,885,000	3,300,000
Total assets	199,505,159	231,053,251

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	22,858,087	17,804,553
Trade accounts payable	2,989,431	3,146,931
Accrued expenses	1,004,719	2,320,606
Deferred revenue	351,636	346,838
Derivatives	-	1,287,720
Due to related companies	-	577,542
Total current liabilities	27,203,873	25,484,190

Long-term liabilities:
Long term bank loans, net of current portion	58,360,169	86,123,063
Derivatives	-	17,769
Total long-term liabilities	58,360,169	86,140,832
Total liabilities	85,564,042	111,625,022

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,902,620 and 2,832,417 issued and outstanding, respectively)	29,026	28,324
Additional paid-in capital	69,438,938	68,069,724
Retained earnings	44,473,153	41,564,249
Total EuroDry Ltd. common shareholders’ equity	113,941,117	109,662,297
Non-controlling interest	-	9,765,932
Total shareholders' equity	113,941,117	119,428,229
Total liabilities, shareholders' equity	199,505,159	231,053,251

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023

Cash flows from operating activities:
Net income / (loss)	33,542,671	(3,282,972)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Vessel depreciation	10,757,177	10,966,621
Amortization and write off of deferred charges	230,589	209,110
Share-based compensation	788,725	797,984
Gain on sale of vessel	(2,856,525)	-
Unrealized (gain) / loss on derivatives	(2,222,685)	3,252,230
Bad debt expense	-	134,294
Changes in operating assets and liabilities	(7,254,611)	(271,206)
Net cash provided by operating activities	32,985,341	11,806,061

Cash flows from investing activities:
Cash paid for vessel acquisitions	(36,968,389)	(65,179,017)
Cash paid for vessels capitalized expenses	(817,935)	(107,541)
Net Proceeds from vessel sale	9,387,717	(15,274)
Net cash used in investing activities	(28,398,607)	(65,301,832)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	2,685,602	-
Cash paid for share repurchase	(1,999,262)	(2,030,570)
Offering expenses paid	(12,427)	(137,329)
Loan arrangement fees paid	(150,000)	(479,750)
Contributions made by non-controlling shareholders	-	10,140,000
Proceeds from long term bank loans	20,000,000	46,500,000
Repayment of long term bank loans	(17,515,000)	(23,520,000)
Net cash provided by financing activities	3,008,913	30,472,351

Net increase / (decrease) in cash, cash equivalents and restricted cash	7,595,647	(23,023,420)
Cash, cash equivalents and restricted cash at beginning of year	29,527,366	37,123,013
Cash, cash equivalents and restricted cash at end of year	37,123,013	14,099,593

Cash breakdown

Cash and cash equivalents	34,042,150	8,002,024
Restricted cash, current	1,195,863	2,797,569
Restricted cash, long term	1,885,000	3,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	37,123,013	14,099,593

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023
Net income / (loss)	6,268,386	(26,362)	33,542,671	(3,282,972)
Interest and other financing costs, net (incl. interest income)	1,436,825	1,874,548	3,806,749	5,589,196
Vessel depreciation	2,574,285	3,236,161	10,757,177	10,966,621
Unrealized (gain) / loss on Forward Freight Agreement derivatives	(40,830)	1,287,720	(40,830)	1,328,550
(Gain) / loss on interest rate swap derivatives	(99,178)	247,407	(2,043,940)	(17,765)
Gain on sale of vessel	(2,856,525)	-	(2,856,525)	-
Adjusted EBITDA	7,282,963	6,619,474	43,165,302	14,583,630

Adjusted EBITDA Reconciliation:

 EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest and other financing costs, income taxes, depreciation, unrealized (gain) / loss on Forward Freight Agreements (“FFAs”), (gain) / loss on interest rate swap derivatives and gain on sale of a vessel.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income  \ (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, interest and other financing costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swap derivatives, gain on sale of a vessel and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income attributable to controlling shareholders to Adjusted net income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2022	Three Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2023
Net income / (loss) attributable to controlling shareholders	6,268,386	347,706	33,542,671	(2,908,904)
Unrealized (gain) / loss on derivatives	(58,161)	1,587,821	(2,222,685)	3,252,231
Gain on sale of vessel	(2,856,525)	-	(2,856,525)	-
Adjusted net income attributable to controlling shareholders	3,353,700	1,935,527	28,463,461	343,327
Adjusted earnings per share, basic	1.18	0.71	9.90	0.12
Weighted average number of shares, basic	2,833,440	2,731,088	2,876,320	2,763,121
Adjusted earnings per share, diluted	1.18	0.70	9.85	0.12
Weighted average number of shares, diluted	2,853,273	2,760,685	2,889,991	2,763,121

Adjusted net income attributable to controlling shareholders and Adjusted earnings per share Reconciliation:

EuroDry Ltd. considers Adjusted net income attributable to controlling shareholders, to represent net income / (loss) before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps and gain on sale of vessel. Adjusted net income attributable to controlling shareholders and Adjusted earnings. per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, gain on sale of vessel and non-controlling interest loss, which may significantly affect results of operations between periods. Adjusted net income attributable to controlling shareholders and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income attributable to controlling shareholders  and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income attributable to controlling shareholders and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com